Exhibit 1.01

AMENDMENT NO. 1 TO ADVISORY AGREEMENT

THIS AMENDMENT NO. 1 TO ADVISORY AGREEMENT (this “Amendment No. 1”), dated as of February 10, 2017, is by and among CNL Healthcare Properties II, Inc., a corporation organized under the laws of the State of Maryland (the “Company”), CHP II Partners, LP, a limited partnership organized under the laws of the State of Delaware (the “Operating Partnership”), and CHP II Advisors, LLC, a limited liability company organized under the laws of the State of Delaware (the “Advisor”). Capitalized terms used but not defined herein will have the meanings ascribed to such terms in the Advisory Agreement (defined below).

W I T N E S S E T H

WHEREAS, the parties hereto have previously entered into that certain Advisory Agreement dated as of March 2, 2016 (the “Advisory Agreement”), which has been renewed through March 2, 2018; and

WHEREAS, the parties hereto desire to amend the Advisory Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.        If the Company and CNL Securities Corp. (the “Dealer Manager”) agree to amend the Dealer Manager Agreement dated March 2, 2016 (the “Dealer Manager Agreement”) between the Company and the Dealer Manager to reduce the sales commissions, dealer manager fees and ongoing annual distribution and stockholder servicing fees payable to broker-dealers in connection with the sale of Class A, Class T or Class I Common Shares in the primary portion of the Company’s Initial Public Offering, then following such time (the “Reduction Date”):

(A)    To the extent purchasers of Class A Common Shares in the Company’s Initial Public Offering prior to the Reduction Date would have paid lower selling commissions and/or dealer manager fees than after the Reduction Date, the Advisor or one of its Affiliates will promptly issue them a payment for the excess; and

(B)    To the extent participating broker-dealers that sold Class T or Class I Common Shares prior to the Reduction Date are entitled to greater ongoing annual distribution and stockholder servicing fees with respect to such sales compared to sales made after the Reduction Date, the Advisor or one of its Affiliates will pay this excess fee on the Company’s behalf.

2.        Section (9)(c) of the Advisory Agreement is hereby replaced with the following

(c)    Disposition Fee. If the Advisor, its Affiliates or related parties provide a substantial amount of services (as determined in good faith by a majority of the Independent Directors) in connection with either a Liquidity Event, or a Sale or transfer of one or more Assets of the Company, the Advisor, Affiliate or related party shall receive a disposition fee (a “Disposition Fee”) in an amount equal to (a) 1% of the gross market capitalization of the Company upon the occurrence of a Listing of the Common Shares of the Company, or 1% of the gross consideration paid to the Company or its Stockholders upon the occurrence of any other Liquidity Event (including the Sale or transfer of the Company or a portion thereof), or (b) 1% of the gross sales price upon the Sale or transfer of one or more Assets (including the Sale of all of the Company’s Assets). When a real estate or brokerage commission is payable in connection with a particular transaction, the total Disposition Fee paid by the Company, as applicable, when added to the sum of all real estate and brokerage fees and commissions paid to unaffiliated parties, shall not exceed the lesser of (i) a Competitive Real Estate Commission, or (ii) 6% of the gross sales price. Notwithstanding the foregoing, upon the occurrence of a Liquidity Event or the Sale of all of the Company’s Assets, in no event shall the Disposition Fee payable to the Advisor exceed

1% of the gross market capitalization of the Company or the gross sales price, respectively. Any such Disposition Fee deemed to be earned by the Advisor, Affiliate or related party shall be paid by the Company or the Operating Partnership to the Advisor, Affiliate or related party upon the closing of the transaction. In the event of a Sale of all of the Company’s Assets or the Sale or transfer of the Company or a portion thereof, the Company shall have the option to pay the Disposition Fee in cash, Listed equity Securities received by Stockholders in connection with the Sale of all of the Company’s Assets or the Sale or transfer of the Company, if applicable, or non-Listed equity Securities received by Stockholders in connection with the Sale of all of the Company’s Assets or the Sale or transfer of the Company, if applicable. Notwithstanding the foregoing, no Disposition Fee shall be paid to the Advisor in connection with the Sale by the Company or the Operating Partnership of Real Estate Related Securities that are Securities, Permitted Investments that are Securities or Loans that are Securities, but only to the extent that the foregoing are held as investments by the Company; provided, however, a Disposition Fee in the form of a usual and customary brokerage fee may be paid by the Company or the Operating Partnership to an Affiliate or related party of the Advisor in connection with the disposition of Securities if, at the time of such payment, such Affiliate or related party is a properly registered and licensed broker dealer (or equivalent) in the jurisdiction in which the Securities are being sold and has provided substantial services in connection with the disposition of the Securities. Any such Disposition Fee deemed to be earned by such Affiliate or related party shall be paid by the Company or the Operating Partnership to such Affiliate or related party upon the closing of the Sale of the Securities. Any such Disposition Fee paid to an Affiliate or related party of the Advisor in connection with the Sale of Securities shall be included in Total Operating Expenses for purposes of calculating conformance with the 2%/25% Guidelines.

3.        Section (25) of the Advisory Agreement is hereby replaced with the following:

(25)    Construction. The provisions of this Agreement and any amendments thereto shall be construed and interpreted in accordance with the laws of the State of Florida, and any action brought to enforce the agreements made hereunder or any action which arises out of the relationship created hereunder shall be brought exclusively in the federal or state courts for Orange County, Florida.

4.        The provisions of this Amendment No. 1 shall be construed and interpreted in accordance with the laws of the State of Florida, and any action brought to enforce the agreements made hereunder or any action which arises out of the relationship created hereunder shall be brought exclusively in the federal or state courts for Orange County, Florida.

5.        This Amendment No. 1 may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Amendment No. 1 shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

Signature page follows.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 as of the date and year first above written.

CNL Healthcare Properties II, Inc., a Maryland corporation

By:	/s/ Stephen H. Mauldin
Name:	Stephen H. Mauldin
Title:	Chief Executive Officer

CHP II Partners, LP, a Delaware limited partnership

By:	CHP II GP, LLC,
A Delaware limited liability company

By:	CNL Healthcare Properties II, Inc.,
A Maryland corporation,
Its Sole Member

By:	/s/ Stephen H. Mauldin
Name:	Stephen H. Mauldin
Title:	Chief Executive Officer

CHP II Advisors, LLC a Delaware limited liability company

By:	/s/ Tammy J. Tipton
Name:	Tammy J. Tipton
Title:	Chief Financial Officer